ServiceTitan, Inc.

800 N. Brand Blvd., Suite 100

Glendale, California 91203

December 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Amanda Kim
Stephen Krikorian
Marion Graham
Jan Woo

Re:	ServiceTitan, Inc.

Registration Statement on Form S-1, as amended (File No. 333-283296)

Request for Acceleration of Effective Date

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, ServiceTitan, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-283296) (as amended, the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m. Eastern Time on December 11, 2024, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Sarah Axtell at (650) 470-4993.

Thank you for your assistance in this matter.

[Signature page follows]

Sincerely,

ServiceTitan, Inc.

By:	/s/ Ara Mahdessian
Name:	Ara Mahdessian
Title:	Chief Executive Officer

cc:	Vahe Kuzoyan, President, ServiceTitan, Inc.

Dave Sherry, Chief Financial Officer, ServiceTitan, Inc.

Olive Huang, Chief Legal Officer, ServiceTitan, Inc.

Tad J. Freese, Latham & Watkins LLP

Sarah Axtell, Latham & Watkins LLP

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Colin G. Conklin, Wilson Sonsini Goodrich & Rosati, P.C.

[Signature Page to Acceleration Request]